August 20, 2012

Jim B. Rosenberg

Senior Assistant Chief Accountant

Division of Corporation Finance

United States Securities and Exchange Commission

Re:	IDEXX Laboratories, Inc.
Form 10-K for Fiscal Year Ended December 31, 2011
Filed on February 17, 2012
File No. 000-19271

Dear Mr. Rosenberg:

Please see our responses below to your letter dated August 6, 2012. Each of our responses is preceded by a reproduction of the corresponding numbered or bulleted Staff comment.

In connection with responding to the Staff’s comments, IDEXX Laboratories, Inc. (“the Company”) acknowledges that:

•	The Company is responsible for the adequacy and accuracy of the disclosure in the filings;
•	Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing; and
•	The Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Management’s Discussion and Analysis of Financial Condition and Results of Operations

Critical Accounting Policies and Estimates

Revenue Recognition, page 31

Comment:

1.	It appears, based on the information in the tables presented on page 33, that your Up-Front Customer Loyalty Programs experienced significant volume growth in 2010 and 2011. Please address the following comments:

•

Please summarize for us the terms of your Up-Front Customer Loyalty Programs. In your response, please clarify whether your incentives to customers upon entering into agreements are in the form of cash payments and, if so, whether they are refundable. If

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

August 20, 2012

not, please explain what incentives are provided. Also clarify how these incentives are applied against the future delivery of products or provision of services.

Response:

IDEXX provides up-front incentives to customers in the form of cash payments or IDEXX Points in exchange for entering a multi-year agreement to purchase annual minimum amounts of future reference laboratory services. IDEXX Points are deposited in customer loyalty point accounts, a liability on our balance sheet, and represent credits that may be applied against the purchase price of IDEXX products or services purchased in the future or applied to trade receivables owed to us. If a customer breaches its agreement, it is required to refund a prorated portion of the up-front cash or IDEXX Points.

Comment:

•

Please provide us your analysis supporting why capitalization of these incentives as customer acquisition costs is appropriate and reference for us the authoritative literature you rely upon to support your accounting. To the extent you rely in part on the guidance in ASC 605-50-25-3, please explain to us how your arrangements are “single exchange transactions” as contemplated in that guidance and how your arrangements are not precluded from accounting under ASC 605-50 as stipulated in the scope paragraph in ASC 605-50-15-3.

Response:

We do not believe the scope paragraph in ASC 605-50-15-3 precludes us from the scope of ASC 605-50 because the up-front consideration we are providing to customers represents cash consideration as defined in ASC 605-50-20 and, as stipulated in the scope paragraph in ASC 605-50-15-2 a.2., our up-front customer incentives represent cash consideration that are redeemable only if our customers complete a specified cumulative level of revenue transactions and remain a customer for a specified time period, and do not provide us with an identifiable benefit. Therefore, we believe our up-front customer incentive programs are within the scope of ASC 605-50. Specifically, in accordance with ASC 605-50-25-7, our up-front cash consideration incentives are recognized as a reduction of revenue based on a systematic and rational approach in proportion to the underlying revenue transactions that will result in progress by the customer toward earning the incentive. Our analysis considered that: (a) our up-front customer incentives provided in the form of both cash and IDEXX Points are considered cash consideration as defined in ASC 605-50-20 which includes credits the customer can apply against trade amounts owed to the vendor; (b) as stated in our response above, our agreements with our customers require a specified cumulative level of revenue transactions over a specified period of time, and are refundable to us if the purchase commitment agreement is breached; and (c) we do not receive an identifiable benefit in exchange for the up-front consideration to our customers, as it is not sufficiently separable from the recipient’s purchase of our products such

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

August 20, 2012

that we could have entered into an exchange transaction with a party other than a purchaser of our services in order to receive the benefit. We have not relied on the guidance in ASC 605-50-25-3 as these programs are not single exchange transactions.

We further believe that the criteria outlined in ASC 605-50-45-9 are helpful when evaluating whether the up-front consideration can be capitalized as an asset. Specifically, our up-front customer incentives provide us with both (a) the right to be the provider of reference laboratory services for a specified period of time and it is probable the customer will order our services, and (b) requires the customer to order a minimum amount of our services in the future. In addition to the guidance in ASC 605-50, the analogous guidance provided in ASC 605-20-25-4 also supports the capitalization of our up-front customer incentives. Our up-front customer incentives represent costs that are directly related to the acquisition of a customer contract that would not have been incurred but for the acquisition of that contract. We believe these incentives are analogous to incremental direct acquisition costs associated with a probable revenue stream supported by our customer’s obligation to purchase minimum amounts of reference laboratory services during the contract term. Based on the analogous guidance provided in ASC 605-20-25-4 these costs should be deferred. We believe the SEC Staff guidance that “incremental direct costs incurred related to the acquisition or origination of a customer contract that results in the deferral of revenue, unless specifically provided for in the authoritative literature, may be either expensed as incurred or accounted for in accordance with ASC 605-20-25-4 or ASC 310-20-35-2” as stated in Staff Accounting Bulletin Topic 13.A.1, f. Nonrefundable Up-Front Fees, Question 3, and codified in ASC 605-10-S99, supports our analogous reference to ASC 605-20-25-4 above and further to the analogous definition of Incremental Direct Costs contained in ASC 310-20-20.

Comment:

•

Please provide us a sample of journal entries for a reasonable hypothetical transaction under your Up-Front Customer Loyalty Program that demonstrates from contract inception to completion how you record revenue and costs, including the operation of your incentives. In this regard, it is unclear how you generated $21.3 million in credits to your accrued customer programs liability account in 2011 when only $4.0 million appears to be recorded as a debit to revenues. It is also unclear whether and, if so, how the $35.6 million in IDEXX Points redeemed and credits issued in 2011 relates to your Up-Front Customer Loyalty Programs.

Response:

Set forth below is a sample of journal entries for a reasonably hypothetical transaction where IDEXX pays a customer $100,000 in cash or IDEXX Points as an up-front incentive in exchange for entering a contractual agreement to purchase a specified annual minimum of $100,000 in reference laboratory services and remain a customer for a 5 year period. If during

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

August 20, 2012

any annual period the customer does not meet the annual minimum, then $20,000 of cash or IDEXX Points, as applicable, is required to be refunded to IDEXX. This represents the prorated portion of the up-front incentive related to that annual period.

(Amounts in thousands)

a)	Upon cash payment to the customer at the inception of the agreement:

Customer acquisition asset	Debit	$100
Cash	Credit	($100)

b)	Alternatively, upon award of IDEXX points to the customer at the inception of the agreement:

Customer acquisition asset	Debit	$100
Accrued Customer Programs	Credit	($100)

c)	Revenue is recognized as reference laboratory services are provided over the term of the agreement:

		Year 1	Year 2	Year 3	Year 4	Year 5
Trade Accounts Receivable	Debit	$100	$100	$100	$100	$100
Revenue	Credit	($100)	($100)	($100)	($100)	($100)

d)	The customer acquisition asset is amortized over the term of the agreement as a reduction of revenue:

		Year 1	Year 2	Year 3	Year 4	Year 5
Revenue	Debit	$20	$20	$20	$20	$20
Customer acquisition asset	Credit	($20)	($20)	($20)	($20)	($20)

e)	Upon the customer’s utilization of IDEXX points;

Accrued Customer Programs	Debit	$100
Trade Accounts Receivable	Credit	($100)

The following intends to add clarity to the relationship between the questioned amounts in the tables presented on page 33 of our 2011 Form 10-K.

The $21.3 million in credits to accrued customer programs related to our Up-Front Customer Loyalty Programs represents only up-front incentives provided to customers in the form of IDEXX Points during 2011 (as illustrated in journal entry b) above). In addition to the $21.3 million in credits to accrued customer programs, credits directly to cash for up-front incentives provided to customers in the form of cash during 2011 was $6.2 million.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

August 20, 2012

The $4.0 million in debits to revenue related to our Up-Front Customer Loyalty Programs represents the amortization of customer acquisition costs during 2011 for both up-front incentives provided to customers in the form of cash and IDEXX Points (as illustrated in journal entry d) above). Given the up-front incentives are amortized over a multi-year period, we would not expect a direct correlation between the debits to revenue and the credits to accrued customer programs.

The $35.6 million in IDEXX Points redeemed and credits issued represents the usage of IDEXX Points during 2011 by all IDEXX customers who earn IDEXX Points through our Customer Loyalty Programs including our Up-Front Customer Loyalty Program (as illustrated in journal entry e) above). The redemptions specific to each of our programs, including our Up-Front Customer Loyalty Program are not presented separately because IDEXX Points earned from multiple programs are combined once deposited in customer loyalty point accounts.

Comment

•	Please tell us your consideration for discussing your apparent increased use of these loyalty programs in your results of operations and liquidity discussions.

Response:

The increased use of our Up-Front Customer Loyalty Program contributed nearly 2% to the total reported growth of 13% in our Reference Laboratory Diagnostic and Consulting Services line of business during 2011. This increase in reference laboratory testing volumes as a result of new customer acquisitions was addressed in our discussion of organic revenue drivers on page 40 of our 2011 Form 10-K, as follows:

“The increase in reference laboratory diagnostic and consulting services revenue resulted primarily from the impact of higher testing volumes and, to a lesser extent, price increases. Higher testing volumes were driven by the acquisition of new customers due, in part, to geographic expansion and our customer loyalty programs in which customers are provided incentives in the form of IDEXX Points or cash in exchange for agreements to purchase services in future periods.”

We considered our Up-Front Customer Loyalty Program and the up-front incentives provided to customers in the form of cash of $6.2 million during 2011 to be immaterial compared to other drivers in our overall liquidity discussion and we do not currently expect these programs to become material to our liquidity in future periods.

Mr. Jim B. Rosenberg

United States Securities and Exchange Commission

August 20, 2012

If you have any questions regarding the foregoing, please do not hesitate to contact me at (207) 556-4446.

Sincerely,

/s/ Merilee Raines

Executive Vice President, Chief Financial Officer and Treasurer

cc:	Mark Brunhofer, Senior Staff Accountant
Kei Nakada, Staff Accountant